November 24, 2008

VIA EDGAR AND COURIER DELIVERY

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	New Generation Biofuels Holdings, Inc.
Pre-effective Amendments to Two Registration Statements on Form S-3
Filed November 18, 2008
File Nos. 333-151320 and 333-151318
Quarterly Report on Form 10-Q for the quarter ended September 30, 2008
File No. 1-34022

Dear Ms. Long:

On behalf of New Generation Biofuels Holdings, Inc. (the “Company”), this letter responds to the staff’s comment letter dated November 19, 2008 to Mr. Cary J. Claiborne, with respect to the above-referenced Pre-effective Amendments (the “Pre-effective Amendments”) to two Registration Statements on Form S-3, File Nos. 333-151320 and 333-151318 (the “Registration Statements”) and Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the “10-Q”), File No. 1-34022.

In response to your letter, set forth below are the staff’s comments in italics followed by the Company’s responses. Where indicated below, the Company has included changes to the disclosure in pre-effective amendments to the Registration Statements (the “Amendments No. 4”) that the Company is filing contemporaneously with this response letter.

We have sent to your attention via courier delivery four (4) courtesy copies of this response letter and clean and marked versions of the Company’s Amendments No. 4 marked to show changes against the Pre-effective Amendments filed on November 18, 2008.

S-3/A3 (File No. 333-151320)
Summary, page 3

Our Business, page 3

1. Please revise your disclosure to provide a more detailed analysis of your liquidity position, especially in light of the current economic and credit environment. Specifically, please address each of the following:
•
The amount of capital you anticipate you will need to raise to fund your cash requirements for the next 12 months. Refer to your response letter dated July 11, 2008 to comment 24 in our letter dated June 26, 2008.

•	Discuss your options for raising the additional capital you need to meet your cash requirements.
•	Discuss the potential limitations of being able to raise additional capital through equity issuances or the incurrence of debt given the current economic environment.
•	Discuss the impact to your business and financial statements (i.e., your ability to continue as a going concern) if you are unable to raise additional capital after February 20, 2009.

Response:

The Company acknowledges the staff’s comments and has revised the disclosure in the section entitled “Our Business” in Amendments No. 4 to include disclosure regarding financing requirements for the next 12 months and the other matters noted above.

S-3/A3 (File No. 333-151318)

2. Please address the comment above in this registration statement.

Response:

The Company acknowledges the staff’s comments and has revised the disclosure the section entitled “Our Business” in Amendments No. 4 to include the language provided in Response #1.

September 30, 2008 10-Q

Note 7—Legal Proceedings, page 15

3. As previously requested, please include disclosure regarding currently pending or threatened legal proceedings in accordance with SFAS 5 in your periodic filings. Refer to paragraphs 9-11 of SFAS 5 and Rule 10-01(a)(5) of Regulation S-X for guidance.

Response:

The Company acknowledges the staff’s comment. The Company included disclosure regarding one outstanding piece of litigation in its discussion of pending or threatened legal proceedings in its quarterly report on Form 10-Q for the quarter ended June 30, 2008, filed August 14, 2008. The Company did not include similar disclosure regarding “Legal Proceedings” in notes to the Company’s financial statements in its quarterly report on Form 10-Q for the quarter ended September 30, 2008, because the Company had no pending or threatened legal proceedings as of the end of the third quarter of 2008.

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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (202) 637-5736.

Sincerely,

/s/ Steven M. Kaufman

Steven M. Kaufman

Enclosures

cc: Cary J. Claiborne